SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934


                       Mechanical Technology Incorporated
                   ------------------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                    583538103
                                 --------------
                                 (CUSIP Number)

                              Howard Kelberg, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1334
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                   May 7, 1996
                              ---------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this Statement:  [ ]

                                  SCHEDULE 13D

- ----------------------------
                           |
CUSIP NO.  583538103       |
                           |
- ----------------------------
- --------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           First Albany Companies Inc.

- --------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
         3.       SEC USE ONLY

- --------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                       WC
- --------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
- --------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  First Albany Companies Inc. is organized under the laws
                  of the State of New York
- --------------------------------------------------------------------------------
NUMBER OF SHARES                  7.  SOLE VOTING POWER
                                      1,036,698
                             ---------------------------------------------------
BENEFICIALLY OWNED BY             8.  SHARED VOTING POWER
                                                   140,000
                             ---------------------------------------------------
EACH PERSON WITH                  9.  SOLE DISPOSITIVE POWER
                                      1,036,698
                             ---------------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                                        0
- --------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  1,036,698 (excluding 140,000 which there is a
                  right to vote pursuant to a limited purpose proxy)
- --------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  [X]
- --------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  29.0%
- --------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                       CO

                  The items identified below, or the particular paragraph of such items that are identified below, are amended or restated as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D.


                                  SCHEDULE 13D

Item 2.           Identity and Background.
                  -----------------------

                  Neither FAC nor any of the Executive Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, except that in 1992 First Albany and Michael Lindburg, its Chief Compliance Officer, were named as respondents in an administrative proceeding instituted by the Securities and Exchange Commission (the "SEC"). The administrative proceeding arose out of allegations that a former employee of First Albany had engaged in a series of trades that were alleged to be designed to manipulate the market price of the securities of a publicly traded company, and that respondents had failed to reasonably supervise such activity so as to detect and prevent violations of the federal securities laws. Further, the SEC alleged that First Albany, while acting as a market-maker, published a favorable research report relating to certain securities, the sale of which was deemed to be a distribution in violation of Rule 10b-6. Without admitting or denying the findings, facts or conclusions of law, the respondents consented in the administrative proceeding to a finding that respondents had failed reasonably to supervise a registered representative who was subject to their supervision, with a view to preventing violations of Section 17(a) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 thereunder, within the meaning of Sections 15(b)(4)(E) and 15(b)(6) of the Exchange Act; and that First Albany willfully violated Section 7(c) of the Exchange Act and Regulation T thereunder, and Rule 10b-6 under the Exchange Act. In connection with such findings, Mr. Lindburg consented to a one year supervisory suspension, and First Albany agreed to retain a consultant to review and report upon the policies, procedures and practices of First Albany designed to detect and prevent violations of the federal securities laws.


Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

                  On April 12, 1996, FAC entered into an agreement to purchase 909,091 Shares at a purchase price of $1.50 per share (subject to the price protection provisions set forth in such agreement, as described in Item 6 hereof) and certain indebtedness of the Issuer for consideration of $1.00. The source of funds to finance this purchase was working capital.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The purpose of the acquisition of securities of the Issuer described herein is to influence the Board of Directors and the management of the Issuer, to assist in the revitalization of the Issuer, and for investment. FAC is seeking representation on the Issuer's Board of Directors, to be considered and acted upon at the adjourned 1996 Annual Shareholders Meeting on May 16, 1996.

                  In connection with seeking such Board representation, on April
26, 1996, FAC (together with George C. McNamee, who is Chairman, a director and Co-Chief Executive Officer of FAC, and Alan P. Goldberg, who is a director, President and Co-Chief Executive Officer of FAC) filed a Preliminary Proxy Statement on Schedule 14A (as amended by Amendment No. 1 thereto filed on May 8, 1996, the "First Albany Committee Proxy Statement") with the Securities and Exchange Commission. As contemplated by the First Albany Committee Proxy Statement, FAC (through Messrs. McNamee and Goldberg and certain other representatives) is soliciting support for (and is, or may be deemed to be, soliciting proxies to vote in favor of) the election of (i) Messrs. McNamee and Goldberg and (ii) each of Harry Apkarian, R. Wayne Diesel, Stanley I. Landgraf and E. Dennis O'Connor (each of whom is a nominee supported by the Issuer's current Board of Directors and is described in the Issuer's Proxy Statement dated February 16, 1996)(such Issuer nominees collectively, the "Designated Issuer Nominees"). The Designated Issuer Nominees constitute the nominees of the Issuer for Director, other than Albert W.
Lawrence and Lawrence A. Shore.

                  FAC has engaged in discussions with certain officers and directors of the Issuer and with certain other significant shareholders relating to changes in the present Board of Directors and the designation of certain representatives of FAC to serve as members of the Board of Directors. The First Albany Committee Proxy Statement has been filed in connection with FAC's intention to solicit certain additional significant shareholders of the Issuer. Nevertheless, FAC reserves the right to solicit all shareholders, as contemplated by the First Albany Committee Proxy Statement.

                  The Issuer's by-laws provide that the Board of Directors shall consist of not less than five nor more than fifteen directors, as determined by the Board of Directors from time to time. The Issuer's by-laws further provide that if the office of any director or directors becomes vacant for any reason, the directors in office may choose a successor or successors who shall hold office for the unexpired term in respect to which such vacancy occurred or until the next election of directors, or any vacancy may be filled by shareholders at any meeting thereof.

                  If elected, Messrs. McNamee and Goldberg currently intend to seek to increase the size of the Board from six to seven or more directors, pursuant to the foregoing provisions, and to cause Beno Sternlicht, a founder of the Issuer who is currently not an officer or director of the Issuer or otherwise affiliated therewith, to be appointed to one of such resulting vacancies. Any decision by such nominees to take such action would be dependent upon the composition of the Board, actions taken by management and the current Board and other circumstances then existing. Mr. Sternlicht has not agreed to accept any such appointment; accordingly, there is no assurance that he would serve if so appointed.

                  In connection with its then ongoing negotiations with the Liquidator (as defined below) with respect to the possible purchase of approximately 25% of the outstanding Shares, on March 26, 1996, FAC obtained a limited purpose proxy (included as Exhibit A hereto and incorporated herein by reference) from Ford Motor Company relating to 156,250 Shares beneficially owned by Ford Motor Company and on March 28, 1996, FAC obtained a limited purpose proxy (included as Exhibit B hereto and incorporated herein by reference) from Atlas Copco AB relating to 140,000 Shares beneficially owned by Atlas Copco AB (collectively, the "Proxy Shares"). Such proxies authorized FAC to vote such Shares at the Issuer's 1996 Annual Stockholders Meeting scheduled for March 28, 1996 (and, in the case of the proxy from Atlas Copco AB, at any adjournment thereof) for an adjournment of such meeting. Without a formal vote of stockholders (and therefore, without exercise of such proxies), the Issuer's 1996 Annual Stockholders Meeting has been adjourned to May 16, 1996.

                  On April 12, 1996, FAC entered into a Purchase Agreement (as described in Item 6 below), pursuant to which FAC purchased on May 7, 1996 909,091 Shares and the Purchased Debt (as defined below). In connection with negotiating the foregoing and FAC's request for approval of such transactions by the Board of Directors of the Issuer pursuant to Section 912 of the New York Business Corporation Law (the New York anti-takeover statute), FAC has delivered letters to the Board of Directors of the Issuer and to a board member (attached as Exhibits C, D, E and F hereto and incorporated by reference herein (collectively, the "Board Correspondence")), as described in Item 6 below.

                  The Board Correspondence sets forth, among other things, that FAC plans (based on the then current economic condition of the Issuer) to assist in the revitalization of the Issuer by enhancing the Issuer's balance sheet through a private placement of approximately $2,000,000 in new equity and through the restructuring or refinancing of the Purchased Debt, as described in
Item 6 below. FAC anticipates that in the case of any private placement by the Issuer to raise new equity, FAC would seek to be designated as placement agent, on terms no less favorable to the Issuer than those that the Issuer could obtain from a third party on an arm's length basis. FAC also plans to maintain the Issuer as a viable going concern that provides jobs and economic opportunities in the New York capital region. FAC also stated that it intends, through the contemplated stock and debt purchases, to act in the best interests of the Issuer and does not intend to strip the assets of the Issuer, do a leveraged buyout, squeeze out minority shareholders or merge the Issuer with FAC or any of its subsidiaries. Reference is made to Item 6 hereof and the copies of the Board Correspondence attached hereto and incorporated by reference herein for additional information regarding the Board Correspondence.

                  No assurance can be given that FAC or its nominees will be able to implement any of the foregoing plans or produce favorable financial results. FAC could, and expressly reserves the right to, modify its plans with respect to FAC.

                  The Board Correspondence contains certain representations regarding FAC's intentions with respect to the Issuer. Nevertheless, FAC notes that such expressions of intent were stated based solely on then current conditions and circumstances and were not intended to, and do not constitute, binding obligations of FAC. FAC expressly reserves the right to take actions inconsistent with the intentions expressed in such Board Correspondence, although FAC has no current plans to do so.

                  Prior to entering into the Purchase Agreement, FAC was advised by the Issuer that the Board of Directors of the Issuer had approved the purchases contemplated by the Purchase Agreement. A copy of the resolution of the Issuer approving the purchases is attached as Exhibit H hereto and incorporated by reference herein.

                  From time to time, FAC has engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and FAC intends to engage in such discussions in the future.

                  From time to time, FAC may buy or sell additional Shares, on the open market, in private negotiated transactions, from the Issuer or otherwise.

                  Notwithstanding the foregoing, as a significant shareholder of the Issuer and through any of its representatives that may be members of the Issuer's Board of Directors, FAC may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer, (iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's certificate of incorporation and by-laws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association,
(vii) causing a
class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (viii) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) FAC is currently the direct beneficial owner of 1,036,698 shares of Common Stock, 909,091 Shares of which were acquired upon consummation of the transactions contemplated by the Purchase Agreement described in Item 6 below. On March 26, 1996, FAC became the beneficial owner of an additional 156,250 Shares by acquiring a limited purpose proxy (which, by its terms, is no longer effective) from Ford Motor Company and on March 28, 1996, became the beneficial owner of an additional 140,000 Shares by acquiring a limited purpose proxy from Atlas Copco AB, in each case limited to vote the respective Proxy Shares at the Issuer's 1996 Annual Meeting, scheduled for March 28, 1996 (and, in the case of the proxy from Atlas Copco AB, at any adjournment thereof) for adjournment of such meeting. The foregoing Shares in the aggregate (excluding the Proxy Shares) constitute approximately 29.0% of the outstanding Shares of the Issuer.

                  (b) FAC has the sole power to direct the vote and disposition of all Shares directly owned by it as described in paragraph (a). FAC's ability to vote the Proxy Shares is limited to the power to vote the 140,000 Shares owned by Atlas Copco AB for adjournment of the Issuer's 1996 Annual Stockholders Meeting. Atlas Copco AB retains sole power to direct the vote (other than with respect to such adjournment) and the disposition of its Proxy Shares. The limited purpose proxy delivered by Ford Motor Company to FAC is no longer effective by its terms and, accordingly, FAC no longer has the ability to direct the vote of the Proxy Shares owned by Ford Motor Company.



Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.
                  ------------------------------------------------------

                  FAC received limited purpose proxies from Ford Motor Company (which is no longer effective by its terms) and Atlas Copco AB to vote for adjournment of the Issuer's 1996 Stockholders Meeting.

                  FAC has entered into a Stock and Debt Purchase Agreement (the "Purchase Agreement," a copy of which is attached hereto as Exhibit G and incorporated by reference herein) dated as of April 12, 1996 with the New York Superintendent of Insurance, as Liquidator (the "Liquidator") of United Community Insurance Company ("UCIC") , pursuant to which it purchased on May 7, 1996 (i) 909,091 Shares at a purchase price of $1.50 per share and (ii) certain rights in $3,000,000 principal amount (plus accrued and unpaid interest which, as of March 30, 1996, is an amount equal to approximately $946,148)) of indebtedness, in respect of which the Issuer is an obligor, for consideration of $1.00 (the "Purchased Debt"). The respective purchase prices for the Shares and the Purchased Debt resulted from negotiations between FAC and the Liquidator, and are reflected in allocations set forth in the Purchase Agreement.

                  The Purchased Debt relates to a $5,000,000 loan (the "Term Loan") made on December 21, 1993 by UCIC to First Commercial Credit Corporation ("FCCC"), secured by an interest in all of FCCC's unencumbered assets, including the proceeds of any contract acquired with the proceeds of the loan. FCCC used $3,000,000 of such proceeds to enter into a Claim Participation Agreement with the Issuer's UTE subsidiary, to be secured by a guarantee of the Issuer (as amended, the "Guaranteed Claim Participation Agreement"). As a result of amendments to the Guaranteed Claim Participation Agreement, the Issuer is currently the sole obligor thereon. Pursuant to the Purchase Agreement, FAC agreed to purchase either (i) if the Liquidator obtains FCCC's and the Issuer's consent, an assignment of the Guaranteed Claim Participation Agreement directly from FCCC to FAC or (ii) a pro rata participation in the Term Loan. On May 7, 1996, FAC, lacking the required consent, purchased a pro rata participation in the Term Loan pursuant to a Participation Agreement with the Liquidator (the "Participation Agreement"). The Participation Agreement contemplates that FAC may (i) negotiate directly with the Issuer or FCCC to restructure the terms and conditions of the Purchased Debt or (ii) participate pro rata with the Liquidator in its efforts to collect on the Term Loan. In any event, FAC may act as limited agent for the Liquidator in enforcing any of its rights under the Term Loan for a period not to exceed six months. According to information in the Issuer's Proxy Statement, certain officers and directors of the Issuer had been officers or directors of UCIC.

                  As described below, FAC intends to negotiate a restructuring of the Purchased Debt, and in negotiating and discussing any such restructuring, FAC is considering certain options, including (i) restructuring such debt on terms and conditions more favorable than currently exist and on terms and conditions at least comparable to those existing in the marketplace at the time of the restructuring, (ii) conversion of the debt to preferred stock, (iii) conversion of the debt to common stock (at a per share price of not less than $1.50 per share) and (iv) some combination of the options that the Issuer or the Board presents.

                  On April 17, 1996, in connection with its oversight of the liquidation proceedings of UCIC and at the recommendation of the Liquidator, the Supreme Court of the State of New York, Fourth Judicial District, issued an order approving the Purchase Agreement, as required by applicable law.

                  Pursuant to the Purchase Agreement, FAC has agreed that if it or any of its affiliates purchases any Shares directly from the Lawrence Group, Inc. (of which UCIC had been a wholly-owned subsidiary), or any affiliates or subsidiaries thereof, within six months after the closing date, FAC will pay the Liquidator the difference between the per share price paid to such entity and $1.50, multiplied by 909,091 Shares.

                  FAC's obligations to consummate the transactions contemplated by the Purchase Agreement were subject to satisfaction of certain conditions, including (i) satisfactory review of an accurate and current assessment of environmental issues affecting the Issuer or any real property owned by it, reflecting no environmental liabilities that will or can exceed $100,000 (excluding amounts already reserved for), (ii) substantial resolution of certain pending threatened criminal proceedings against the Issuer's UTE subsidiary,
(iii) substantial resolution of the bankruptcy proceedings pending against the Issuer's UTE subsidiary, (iv) satisfactory completion of FAC's due diligence and
(v) certain other customary conditions specified in the Purchase Agreement.

                  The  Liquidator's  obligations to consummate the  transactions contemplated under the Purchase Agreement were subject to the accuracy of the representations and warranties of FAC made in the Purchase Agreement, performance by FAC of its obligations under the Purchase Agreement and payment under the Purchase Agreement.

                  In connection with (and pursuant to) the Purchase Agreement, on May 7, 1996, FAC received an irrevocable written proxy to vote the Shares (attached as Exhibit J hereto) at any shareholders meeting, including but not limited to the Issuer's 1996 Annual Stockholder's meeting, and any adjournments thereof. Such proxy expires by its terms on March 28, 1997 unless otherwise extended by the express written consent of the parties to the Purchase Agreement.

                  In connection with its negotiations of the Purchase Agreement and FAC's request for approval of such transactions by the Board of Directors of the Issuer pursuant to Section 912 of the New York Business Corporation Law (the New York anti-takeover statute), on March 28, 1996, FAC delivered a letter to the Board of Directors (attached as Exhibit C hereto and incorporated herein by reference), in which, among other things, FAC expressed its plans to assist in the revitalization of the Issuer. On March 28, 1996, FAC also delivered a similar letter to a board member (attached as Exhibit D hereto and incorporated herein by reference), on April 3, 1996, FAC delivered an additional letter to the Board of Directors (attached as Exhibit E hereto and incorporated herein by reference) and on April 11, 1996, FAC delivered an additional letter to the Board of Directors (attached as Exhibit F hereto and incorporated herein by reference).

                  In the letter dated April 3, 1996, FAC represented, among other things, that it is its intention to assist in the recapitalization of the Issuer in order to preserve and enhance the economic benefits it brings to the New York capital region. FAC indicated that is not its intention to enter into any transactions with the Issuer other than to negotiate a restructuring or refinancing of the purchased indebtedness and, specifically, that FAC shall not
(i) merge with the Issuer, (ii) cause the consolidation of the Issuer into FAC or any of its subsidiaries or (iii) participate as a principal in the sale or lease of greater than 10% of the assets of the Issuer. FAC also represented that if the Issuer and the Board of Directors determine that a rights offering is in the best interests of the Issuer and its shareholders, FAC shall either abstain or recuse itself from any vote of shareholders or, if it is represented on the Board of Directors, any vote of the directors, on such an issue.

                  In the same letter, FAC also indicated that, in negotiating and discussing any restructuring of the indebtedness that it is negotiating to purchase, FAC will consider certain options, including (i) restructuring such debt on terms and conditions more favorable than currently exist and on terms and conditions at least comparable to those existing in the marketplace at the time of the restructuring, (ii) conversion of the debt to preferred stock, (iii) conversion of the debt to common stock (at a per share price of not less than $1.50 per share) and (iv) some combination of the options that the Issuer or the Board presents. The letter indicates that any restructuring would be subject to the approval by a majority of disinterested directors of the Board of Directors. The letter also indicates that FAC will propose raising approximately $2 million in equity pursuant to a private placement.

                  In the letter dated April 11, 1996, FAC reiterated and represented, among other things, that it is not its intention to enter into any transactions with the Issuer other than to negotiate a restructuring or refinancing of the Purchased Debt and shall not (i) merge with the Issuer, or cause the Issuer to merge or to be merged with any of its subsidiaries or affiliates, (ii) cause the consolidation of the Issuer into FAC or any of its subsidiaries or affiliates or (iii) participate as a principal in the sale or lease of greater than ten percent of the assets of the Issuer.

                  In the letter of April 11, FAC indicated that should the Issuer and the Board of Directors determine that a preemptive rights offering is in the best interests of the Issuer and its shareholders in connection with a conversion of the Purchased Debt to equity or the offer of additional common stock of the Issuer in a private placement to accredited investors, FAC shall either abstain or recuse itself from any vote of shareholders or, should FAC be represented on the Board of Directors, any vote of the directors, on such an issue.

                  The Board Correspondence contains certain representations regarding FAC's intentions with respect to the Issuer. Nevertheless, FAC notes that such expressions of intent were stated based solely on then current conditions and circumstances and were not intended to, and do not constitute, binding obligations of FAC. FAC expressly reserves the right to take actions inconsistent with the intentions expressed in such Board Correspondence, although FAC has no current plans to do so.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

         Exhibit A -                Limited  purpose proxy of Ford Motor Company
                                    (Incorporated  by  reference to the Original
                                    Schedule  13D of FAC, as filed April 5, 1996
                                    (the "Original Filing")).

         Exhibit B -                Limited  purpose  proxy  of  Atlas  Copco AB
                                    (Incorporated  by  reference to the Original
                                    Filing).

         Exhibit C -                Letter  from  FAC to the  Issuer's  Board of
                                    Directors,     dated    March    28,    1996
                                    (Incorporated  by  reference to the Original
                                    Filing).

         Exhibit D -                Letter  from  FAC to  Issuer  Board  Member,
                                    dated  March  28,  1996   (Incorporated   by
                                    reference to the Original Filing).

         Exhibit E -                Letter  from  FAC to  Issuer  Board  Member,
                                    dated   April  3,  1996   (Incorporated   by
                                    reference to the Original Filing).

         Exhibit F -                Letter  from  FAC to the  Issuer's  Board of
                                    Directors,     dated    April    11,    1996
                                    (Incorporated  by reference to Amendment No.
                                    1 to the  Schedule  13D,  as filed April 12,
                                    1996 ("Amendment No. 1").

         Exhibit G -                Agreement for the Purchase of Stock and Debt
                                    by and between FAC and the Liquidator, dated as of April 12, 1996.

         Exhibit H -                Resolution   of  the   Issuer's   Board   of
                                    Directors, approving the purchases under the
                                    Purchase Agreement,  pursuant to Section 912
                                    of  the  N.Y.   Business   Corporation   Law
                                    (Incorporated  by reference to Amendment No.
                                    1).

         Exhibit I -                Participation  Agreement  dated  May 7, 1996
                                    between FAC and the Liquidator

         Exhibit J -                Proxy of the Liquidator

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  May 8, 1996                    FIRST ALBANY COMPANIES INC.



                                       By:       /s/ MICHAEL R. LINDBURG
                                                 Name: Michael R. Lindburg
                                                 Title: Secretary

                                    EXHIBITS

         Exhibit A -                Limited  purpose proxy of Ford Motor Company
                                    (Incorporated  by  reference to the Original
                                    Schedule  13D of FAC, as filed April 5, 1996
                                    (the "Original Filing")).

         Exhibit B -                Limited  purpose  proxy  of  Atlas  Copco AB
                                    (Incorporated  by  reference to the Original
                                    Filing).

         Exhibit C -                Letter  from  FAC to the  Issuer's  Board of
                                    Directors,     dated    March    28,    1996
                                    (Incorporated  by  reference to the Original
                                    Filing).

         Exhibit D -                Letter  from  FAC to  Issuer  Board  Member,
                                    dated  March  28,  1996   (Incorporated   by
                                    reference to the Original Filing).

         Exhibit E -                Letter  from  FAC to  Issuer  Board  Member,
                                    dated   April  3,  1996   (Incorporated   by
                                    reference to the Original Filing).

         Exhibit F -                Letter  from  FAC to the  Issuer's  Board of
                                    Directors,     dated    April    11,    1996
                                    (Incorporated  by reference to Amendment No.
                                    1 to the  Schedule  13D,  as filed April 12,
                                    1996 ("Amendment No. 1").

         Exhibit G -                Agreement for the Purchase of Stock and Debt
                                    by and between FAC and the Liquidator, dated as of April 12, 1996.

         Exhibit H -                Resolution   of  the   Issuer's   Board   of
                                    Directors, approving the purchases under the
                                    Purchase Agreement,  pursuant to Section 912
                                    of  the  N.Y.   Business   Corporation   Law
                                    (Incorporated  by reference to Amendment No.
                                    1).

         Exhibit I -                Participation  Agreement  dated  May 7, 1996
                                    between FAC and the Liquidator

         Exhibit J -                Proxy of the Liquidator

                                                                      Exhibit G














                          AGREEMENT FOR THE PURCHASE OF

                                 STOCK AND DEBT

                                 BY AND BETWEEN

                          FIRST ALBANY COMPANIES, INC.

                                       AND

              SUPERINTENDENT OF INSURANCE OF THE STATE OF NEW YORK

                                  AS LIQUIDATOR

                      OF UNITED COMMUNITY INSURANCE COMPANY








                           Dated as of April 12, 1996

                        STOCK AND DEBT PURCHASE AGREEMENT
                        ---------------------------------

         THIS STOCK AND DEBT PURCHASE AGREEMENT (the "Agreement") is made as of the 12th day of April, 1996, by and between First Albany Companies, Inc., a New York corporation (the "Purchaser"), and the Superintendent of Insurance of the State of New York as Liquidator of, United Community Insurance Company ("Liquidator").

                                    RECITALS
                                    --------

                  United Community  Insurance Company  ("UCIC"),  a wholly-owned subsidiary of the Lawrence Insurance Group, Inc., a New York corporation (the "LIG"), is record owner of 909,091, shares of Common Stock (the "UCIC Shares") of Mechanical Technology Incorporated, a New York Corporation (the "Corporation"), which shares constitute approximately twenty-five percent (25%) of the issued and outstanding stock of the Corporation. On November 10, 1995, with the consent of LIG (as the sole shareholder of UCIC), an Order of Liquidation of UCIC was entered in the Supreme Court of the State of New York, Schenectady County (a copy of which, together with a Certificate of Authority, is attached hereto as Exhibit A). The Order of Liquidation adjudicated UCIC insolvent, and authorized the Liquidator to take possession of the property and liquidate its business and affairs. The Order of Liquidation (which incorporates
Article 74 of the New York Insurance Law) includes the authority of the Liquidator to sell all real and personal property of UCIC, including the UCIC Shares, the Guaranteed Claim Participation Agreement, the Term Loan and Term

Note and the Collateral (all as defined below), on such terms and conditions as in his discretion he deems to be in the best interest of the creditors of UCIC.

                  UCIC is a party to a Term Loan and Security Agreement, entered into on December 21, 1993, between First Commercial Credit Corp., a New York corporation ("FCCC") and UCIC, whereby UCIC loaned FCCC the sum of Five Million and 00/100 Dollars ($5,000,000) (the "Term Loan") evidenced by a Term Note (the "Term Note"), and secured by a perfected security interest in FCCC's accounts, inventory, general intangibles, chattel paper, cash equivalents, documents, and instruments, whether or not specifically assigned, including without limitation, all notes receivable (which includes the Guaranteed Claim Participation Agreement, the Modification Agreement and the Settlement Agreement, in each case as hereinafter defined) (the "Collateral"). On December 21, 1993, FCCC entered into a Claim Participation Agreement, between United Telecontrol Electronics, Inc., a New Jersey corporation ("UTE"), the Corporation, and FCCC, whereby FCCC used Three Million Dollars ($3,000,000) of the proceeds of the Term Loan to purchase the right to participate in the proceeds of a certified claim held by UTE against the Department of the Air Force, Aeronautical Systems Division, under Contract No. F08635-90-C-0196, in the total amount of Seven Million Nine Hundred Seventy One Thousand Three Hundred and Fifty One Dollars ($7,971,351). In exchange, UTE agreed to repay FCCC

Three Million Dollars ($3,000,000), plus certain participation payments, to be secured by the corporate guarantee of the Corporation as parent of UTE (the "Guaranteed Claim Participation Agreement"). On December 14, 1994, after default by UTE, FCCC and the Corporation entered into a modification of the Guaranteed Claim Participation Agreement whereby the calculation of certain amounts due FCCC were reduced in exchange for the Corporation's agreement to make certain payments to FCCC (the "Modification Agreement"). On April 8, 1994, UTE filed for protection under chapter 11 of the Bankruptcy Code. Under the aegis of the Bankruptcy Court and with its approval by order of August 18, 1995, FCCC, UTE and the Corporation reached a settlement whereby UTE paid FCCC certain amounts in settlement of all its obligations under the Guaranteed Claim Participation Agreement, as modified, and, FCCC and the Corporation restructured the remaining obligations under the Guaranteed Claim Participation Agreement, as modified, to make the Corporation a direct obligor, reduce the interest rate, provide for the accrual of certain interest payments and extend the repayment date (the "Settlement Agreement").

                  Purchaser proposes to purchase: (a) the UCIC Shares; and (b) either (i) a direct assignment of the Guaranteed Claim Participation Agreement, from Liquidator, as modified by the Modification Agreement and the Settlement Agreement, and all rights, title, claims, proceeds, security, guarantees or collateral in connection therewith (the "Purchased Claim Participation Agreement") or (ii) a Three Million and 00/000 Dollar ($3,000,000), plus accrued and unpaid interest, participation interest in and to the rights of Liquidator, in the Term Loan and Term Note, the terms of which shall include, but not be limited to, Purchaser's right to act as agent for the Liquidator with respect to the Collateral, including, but not limited to the sole and absolute right to exercise all of Liquidator's rights by and on behalf of UCIC with respect to the Collateral, to the extent of Purchaser's interest therein, the terms of which are set forth more fully in the Participation Agreement, for a period to expire on the first to occur of (x) notice by the Purchaser to the Liquidator that the Purchased Term Loan and Note (as defined below) has been restructured with the Corporation, to Purchaser's satisfaction, (y) if the Superintendent of Insurance of the State of New York, as regulator of Insurance in the State of New York (or any local, state or federal regulator or governmental authority) takes any action against or with respect to LIG (or an Affiliate or Subsidiary thereof), which the Liquidator deems, in his sole discretion, to affect, directly or indirectly, the Term Loan, the $1.75 million loan from FCCC to A.W. Lawrence and Company, Inc., or the transactions related thereto, then upon notice by the Liquidator of such occurrence to the Purchaser, or (z) November 1, 1996; provided, however, that Liquidator agrees that it shall at all times, cooperate fully with Purchaser in any attempts by

Purchaser to enforce, restructure or otherwise collect upon the MTI Collateral (as defined below). Thereafter all such rights of Purchaser as agent for Liquidator, shall be extinguished and Liquidator shall act as agent for Purchaser with respect to Purchaser's participation rights in the Term Loan, Term Note and Collateral, on terms more fully set forth in the Participation Agreement (all such interests are, collectively, the "Term Loan and Note Participation"). The Purchased Claim Participation Agreement or the Term Loan and Note Participation, are referred to as the "Purchased Obligations" irrespective of which item is ultimately conveyed. In addition, in consideration of Purchaser's agreement to purchase the UCIC Shares and the Purchased Obligations, Liquidator shall hereby agree to refrain from taking any action against Purchaser or the Corporation which may adversely affect Purchaser's ability to exercise any rights in connection with the Corporation's guarantee and obligations pursuant to the Guaranteed Claim Participation Agreement (the "MTI Collateral").

                  The Seller has agreed to sell the UCIC Shares to the Purchaser under the terms and conditions set forth in this Agreement.

                  The Seller has agreed to either assign the Purchased Claim Participation Agreement or sell the Term Loan and Note

Participation to the Purchaser under the terms and conditions set forth in this Agreement.

         NOW THEREFORE, in consideration of the recitals, the premises, the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1.       Definitions.   The  following  terms as used  herein  have the
following respective meanings:

         1.1 "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

         1.2   "Closing"  and "Closing  Date" have the meaning  given in Section
2.3 hereof.

         1.3 "Collateral" has the meaning given in paragraph 2 of the recitals to this Agreement.

         1.4 "Common Stock" means the Common Stock, $1.00 par value, of the Corporation as described in the Certificate of Incorporation of the Corporation.

         1.5 "Corporation" means Mechanical Technology Incorporated, a New York Corporation.

         1.6   "FCCC" means First Commercial Credit Corp.

         1.7 "Guaranteed Claim Participation Agreement" has the meaning given in paragraph 2 of the recitals to this Agreement.

         1.8 "Liquidator" means the Superintendent of Insurance of the State of New York as court appointed Liquidator of UCIC.

         1.9 "Modification Agreement" has the meaning given in paragraph 3 of the recitals to this Agreement.

         1.10 "MTI Collateral" has the meaning given in paragraph 3 of the recitals to this Agreement.

         1.11  "Participation   Agreement"  means  the  agreement,   in  a  form
satisfactory to Liquidator's and Purchaser's counsel, whereby the parties' rights with respect to the Purchased Collateral are set forth.

         1.12 "Person" means an individual, corporation, partnership, trust, organization, association, governmental body or agency, or other entity.

         1.13 "Proxy" means the irrevocable written proxy, attached hereto as Exhibit B, to vote the UCIC Shares, at any shareholders meeting, including but not limited to, the Annual Meeting of the Shareholders scheduled on March 28, 1996, as adjourned to May 16, 1996, and any adjournments thereof. Such Proxy shall expire by its own terms on March 28, 1997, unless otherwise extended by the express written consent of the parties to this Agreement.

         1.14  "Purchase Price" has the meaning given in Section 2.2 hereof.

         1.15 "Purchased Claim Participation Agreement" has the meaning given in paragraph 3 of the recitals to this Agreement.

         1.16 "Purchased Obligations" has the meaning given in paragraph 3 of the recitals to this Agreement.

         1.17  "Purchaser" means First Albany Companies, Inc.

         1.18 "Security Agreement" has the meaning given in paragraph 3 of the recitals to this Agreement.

         1.19 "Subsidiary" means with respect to any corporation, partnership, trust organization, association, governmental body or agency, or other entity, any other corporation, partnership, trust organization, association, governmental body or agency, or other entity, directly or indirectly controlled by such corporation, partnership, trust organization, association, governmental body or agency, or other entity. The term "control" means the possession, directly or indirectly, of the power, whether or not exercised, to direct or cause the direction of the management and policies of any corporation, partnership, trust organization, association, governmental body or agency, or other entity, whether through ownership of voting securities, by contract or otherwise.

         1.20 "Term Loan" has the meaning given in paragraph 2 of the recitals to this Agreement.

         1.21 "Term Loan and Note Participation" has the meaning given in paragraph 3 of the recitals to this Agreement.

         1.22 "Term Note" has the meaning given in paragraph 2 of the recitals to this Agreement.

         1.23  "UCIC" means United Community Insurance Company.

         1.24 "UCIC Shares" has the meaning given in paragraph 1 of the recitals to this Agreement.

         1.25  "UTE" means United Telecontrol Electronics, Inc.

         2.       Purchase.
                  --------

         2.1 Proxy. In consideration for entering into this Agreement, Seller agrees to convey the Proxy to Purchaser as of the Closing Date.

         2.2 Purchase. The Purchaser, intending to be legally bound, hereby agrees to purchase the UCIC Shares, and either a) the Purchased Claim Participation Agreement or b) the Term Loan and Note Participation, from the Liquidator, on and subject to the terms and conditions stated herein. Purchaser shall acquire a) the UCIC Shares for $1.50 per share, for each of the 909,091 shares, and b) the Purchased Obligations for $1.00, for a total purchase price of $1,363,637.50 (the "Purchase Price").

         2.3 Closing. The closing of the purchase and sale of the UCIC Shares and Purchased Obligations (the "Closing") shall occur at the executive offices of Purchaser on a date and at a time to be agreed upon by the parties, which in no event shall be later than the second business day after all conditions to Closing set forth in Section 3 hereof have been met or waived by Purchaser, or on such later date as agreed upon by the parties (the "Closing Date"). At the Closing, (a) the Purchaser shall (i) pay the Purchase Price by a wire transfer of immediately available funds to an account designated by the Liquidator and
(ii) if the Liquidator is unable to deliver the Purchased Claim Participation

Agreement, deliver an executed copy of the Participation Agreement, and (b) the Liquidator shall deliver certificates representing the UCIC Shares duly endorsed in blank with all stock transfer tax stamps, if any, required to be affixed thereto, and either (i) a duly executed assignment of the Purchased Claim Participation Agreement, together with any consents to assignment required thereunder or in connection therewith, and any and all agreements, records, filings, assignments, UCC-1s, UCC-3s and any other documents necessary to convey good and valid title in and to the Purchased Claim Participation Agreement or
(ii) a duly executed copy of the Participation Agreement and any all agreements, records, filings, assignments, UCC-1s, UCC-3s and any other documents necessary to convey good and valid title in and to the Term Loan and Note Participation, free and clear of all liens, pledges, mortgages, claims, counterclaims, disputes as to title or encumbrances of any kind whatsoever. The Liquidator will take all such further action and execute and deliver such further documents as Purchaser may reasonably request to implement fully the sale of the UCIC shares and either
(a) the assignment of the Purchased Claim Participation Agreement, or (b) the sale of the Term Loan and Note Participation, and the allocation thereto of payments on the Term Loan and Term Note and the proceeds of the Collateral as contemplated by the Participation Agreement. Liquidator shall be responsible for payment of any and all taxes or fees payable in conjunction with the transaction contemplated by this Agreement.

Both parties shall be responsible for their own legal and accounting fees in connection with the transaction contemplated by this Agreement.

         2.4 Price Protection. Purchaser agrees that if Purchaser, its successors or assigns, or any of its Affiliates, purchases any shares of the Corporation directly from the LIG, or any Affiliates or Subsidiaries thereof (each a "Lawrence Entity") within six (6) months after the Closing Date, for a purchase price of greater than $1.50 per share, Purchaser will pay the Liquidator the difference between the per share price paid to any Lawrence Entity and $1.50, multiplied by 909,091 shares.

         2.5   Liquidator's   Obligations   with   respect   to  the   Purchased
Obligations.
              (a) Liquidator shall: (i) Use its best efforts to cause FCCC to assign all of its interest in and to the Guaranteed Claim Participation Agreement, as modified by the Modification Agreement and the Settlement Agreement, to Liquidator, free and clear of all liens, encumbrances, defenses, claims, counterclaims or disputes as to title, by any party to the Term Loan, the Term Note, the Guaranteed Claim Participation Agreement, the Modification Agreement or the Settlement Agreement, or any other person; (ii) Use its best efforts to cause FCCC to execute and deliver any and all agreements, records, filings, assignments, UCC-1s, UCC-3s and any other documents necessary to convey good and valid title in and to the Purchased Claim Participation Agreement; and (iii) assign all of its interests in and to the Purchased Claim Participation Agreement to Purchaser.

               (b) If the Liquidator is unable to cause FCCC to assign the Guaranteed Claim Participation Agreement to Liquidator, as set forth above, the Liquidator shall convey the Term Loan and Note Participation to Purchaser and the Liquidator shall enter into and be bound by the Participation Agreement, pursuant to the terms set forth in this Agreement.

         3.       Conditions to Closing.
                  ---------------------

         3.1 Obligations of the Purchaser. The obligation of the Purchaser on the Closing Date to accept and pay for the UCIC Shares and the Purchased Obligations is subject to the contemporaneous or prior satisfaction of the following conditions in subsections 3.1.1 through 3.1.4, any of which will be deemed waived by the Purchaser if the Purchaser has not notified the Liquidator, in writing, on or before May 5, 1996, that such conditions or any of them have not been met to Purchaser's satisfaction:

         3.1.1 Environmental Review. Satisfactory review of an accurate and current assessment of environmental issues affecting the Corporation or any real property owned by the Corporation (an

"Environmental Assessment") acceptable in all respects to the Purchaser and which reflects no environmental liabilities that will or can exceed One Hundred Thousand Dollars ($100,000) (such amounts to exceed any amounts already reserved for, as reflected in the Corporation's most recent audited financial statements).

         3.1.2   Criminal   Actions.   Substantial   resolution,   in  a  manner
satisfactory to the Purchaser, of any and all pending or threatened criminal proceedings against UTE.

         3.1.3 Bankruptcy. Substantial resolution, in a manner satisfactory to the Purchaser, of the bankruptcy proceedings of UTE currently pending before the Federal Bankruptcy Court in New Jersey.

         3.1.4 Due Diligence. Purchaser shall have satisfactorily completed its investigation of the business, assets and financial condition of the Corporation and its Subsidiaries in connection with the transactions contemplated hereby and shall have been satisfied with such results. Purchaser agrees to complete its due diligence by May 5, 1996.

         3.2 Further Obligations of the Purchaser. The obligation of the Purchaser on the Closing Date to accept and pay for the UCIC Shares and the Purchased Obligations is also subject to the contemporaneous or prior satisfaction of the following conditions, any of which may be waived by the Purchaser in writing at any time prior to the Closing:

         3.2.1 Opinion of Liquidator's Counsel. The Purchaser shall have received from Lowenthal, Landau, Fischer & Bring, counsel for Liquidator, an opinion dated as of the Closing, as to the due authorization, validity and enforceability of this Agreement and the Proxy, which opinion may be given solely in reliance upon the Order of Liquidation and the Certificate of Authority.

         3.2.2 Representations and Warranties are True and Correct. The representations and warranties of Liquidator contained herein shall be true and correct in all material respects when made and (unless made as of a specific date) at and as of the Closing Date, except to the extent of changes caused by the transaction expressly contemplated herein.

         3.2.3 Performance. Liquidator shall have performed and complied in all material respects with all agreements on its part to be performed or complied with, at or prior to the Closing.

         3.3 Obligation of Liquidator. The obligation of Liquidator on the Closing Date to sell the UCIC Shares and the Purchased Obligations to the Purchaser shall be subject to the contemporaneous or prior satisfaction of the following conditions, any of which may be waived by Liquidator in writing at any time at or prior to the Closing:

         3.3.1 Representations and Warranties. The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects when made and (unless made as of a specific date) at and as of the Closing Date, except to the extent of changes caused by the transaction expressly contemplated herein.

         3.3.2 Performance. Purchaser shall have performed and complied in all material respects with all agreements on its part to be performed or complied with, at or prior to the Closing.

         3.3.3 Delivery of Payment. Purchaser is prepared to deliver the Purchase Price by a wire transfer of immediately available funds to an account designated by the Liquidator.

         4.       Representations and Warranties of Liquidator.
                  --------------------------------------------

Liquidator, by its execution of this Agreement, represents and warrants to, and agrees with, the Purchaser as of the date hereof and (unless made as of a specific date) as of the Closing Date that:

         4.1 Due Authorization, Binding Effect. Each of this Agreement, the Proxy and the Participation Agreement (if executed), has been duly authorized, executed and delivered by the Liquidator and constitutes the valid and legally binding obligation of the Liquidator enforceable against the Liquidator in accordance with its terms, subject to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; the Liquidator is empowered, authorized and qualified to sell the UCIC Shares; and either assign the Purchased Claim Participation Agreement, or sell the Term Loan and Note Participation; and grant the Proxy; and the person signing this Agreement, the Proxy and the Participation Agreement (if any) on behalf of the Liquidator has been duly authorized by the Liquidator and to the extent necessary, by the Supreme Court, Schenectady County, to do so.

         4.2 Approvals, Consents, Etc. All approvals, consents, orders, authorizations, designations, registrations, declarations, or filings of or with any federal, state or local governmental or public agency, authority or court, required in connection with the execution and delivery of this Agreement, the Proxy and the Participation Agreement (if any), sale of the UCIC Shares, the assignment and delivery of the Purchased Claim Participation Agreement, the sale and delivery of the Term Loan and Note Participation, and any other transactions contemplated by or incidental to this Agreement, have been obtained by the Liquidator or will have been obtained at or prior to the Closing.

         4.3 Title to and Authority to Transfer Common Stock. The UCIC Shares are owned of record by UCIC and are fully paid and nonassessable. The Liquidator has the authority under the Order of Liquidation to sell all real and personal property of UCIC, including the UCIC Shares. The Liquidator agrees that as of the Closing Date, it will have released any and all liens, pledges, encumbrances, claims, or counterclaims, of any kind or nature whatsoever, that it might have with respect to the UCIC Shares. At the Closing, Liquidator will convey all of its rights, title and interest in and to the UCIC Shares.

         4.5   Conveyance  of  UCIC  Shares,   Purchased   Claim   Participation
Agreement, Term Loan and Note Participation.

                  (a) The Liquidator has previously delivered to the Buyer a true and complete copy of the Guaranteed Claim Participation Agreement, the Term Note and Security Agreement and all related documents;

                  (b) If Liquidator assigns the Guaranteed Claim Participation Agreement to Purchaser, the assignment of the Guaranteed Claim Participation Agreement from FCCC to Liquidator and from Liquidator to Purchaser, has been duly authorized, executed and delivered by the respective parties thereto, and constitute the legal, valid and binding obligation of such parties thereto, enforceable against such parties in accordance with its terms; and

                  (c) If Liquidator sells the Term Loan and Note Participation to Purchaser, the Participation Agreement has been duly authorized, executed and delivered by the Liquidator, and constitutes the legal, valid and binding obligation of the Liquidator, enforceable against the Liquidator in accordance with its terms;

                  (d) The Liquidator agrees that as of the Closing Date, it will have released any and all liens, pledges, encumbrances, claims or counterclaims, of any kind or nature whatsoever, that it might have with respect to the Purchased Claim Participation Agreement, the Term Loan and Note Participation and the MTI Collateral.

         4.7 The Liquidator's Power and Authority. The Liquidator has full power and authority, pursuant to the Order of Liquidation, by and on behalf of UCIC, to sell the UCIC Shares, and the Term Loan and Note Participation, and to assign the Purchased Claim Participation Agreement, and to grant the Proxy to the Purchaser. At the Closing, the Liquidator has full power and authority, and has all necessary approvals from any Court, and any other necessary approvals to enter into this Agreement, the Proxy and the Participation Agreement (if executed), and to effect the transactions contemplated by such agreements.

         4.8 No Implied Representation. Purchaser agrees that neither Liquidator, nor any director, officer, employee or agent thereof, is making, or has made, any representation, express or implied, other than those expressly set forth in this Agreement and the Participation Agreement (if executed).

         5. Representation, Warranties and Agreements of the Purchaser. By execution of this Agreement, the Purchaser hereby represents and warrants to, and agrees with Liquidator as of the date hereof and (unless made as of a specific date) as of the Closing Date that:

         5.1 Due Authorization, Binding Effect. This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes the valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors rights and to general equity principals; the Purchaser is empowered, authorized and qualified to purchase the UCIC shares and either the Purchased Claim Participation Agreement or the Term Loan and Note Participation; and the person signing this

Agreement on behalf of the Purchaser has been duly authorized by the Purchaser to do so.

         5.2 Payment. Purchaser, as of the Closing, shall have immediately available funds for the payment of the purchase price to Liquidator.

         6.       Certain Agreements by the Liquidator.
                  ------------------------------------
                  (a) Liquidator agrees not to bring any claim, suit, or proceeding, or take any action against Purchaser or the Corporation, that may adversely affect or delay Purchaser's ability to exercise any rights in connection with the MTI Collateral, and either the Purchased Claim Participation Agreement or the Term Loan and Note Participation;

                  (b) If Liquidator commences any action, suit or proceeding, Liquidator agrees not to interfere with, or otherwise adversely affect, Purchaser's ability to exercise any rights it may have with respect to the MTI Collateral, the Purchased Claim Participation Agreement or the Term Loan and Note Participation;

                  (c) If the Liquidator receives any payment as the result of any action, suit or proceeding, in connection with or related to the Collateral, the Guaranteed Claim Participation Agreement, the Term Loan or the Term Note and Purchaser has been unable to restructure, collect upon or enforce its rights with respect to the MTI Collateral, the Purchased Claim Participation Agreement or the Term Loan and Note Participation because (i) the UCIC Shares were not duly and validly issued, and conveyed to Purchaser free and clear of all liens, pledges, mortgages, claims, counterclaims, disputes as to title or encumbrances, of any kind or nature whatsoever; (ii) the Purchased Claim Participation Agreement or the Term Loan and Note Participation has not been assigned, sold or conveyed, to Purchaser free and clear of all liens, pledges, mortgages, claims, counterclaims, disputes as to title, or encumbrances, of any kind or nature whatsoever; (iii) the Liquidator's security interest in the Collateral is not fully perfected; (iv) the Term Loan and Note and related documents fail to create the security interest they purport to create; or (v) the Liquidator's action, suit or proceeding, as set forth above, has diminished the value of the MTI Collateral or adversely affected, or delayed, Purchaser's ability to exercise any rights in connection with the MTI Collateral, the Purchased Claim Participation Agreement or the Term Loan and Note Participation, and Liquidator ultimately receives payment in connection with any such action, then Purchaser shall be entitled to receive all amounts collected by Liquidator, in excess of two million dollars ($2,000,000), up to a maximum of Purchaser's interest in the MTI Collateral and the Purchased Claim Participation Agreement, or the Term Loan and Note Participation.

                  (f) Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit Liquidator from commencing any action, suit or proceeding, against any entity other than the Corporation and Purchaser, provided, however, that any such action, suit or proceeding shall not adversely affect Purchaser's ability to restructure or exercise any rights with respect to the MTI Collateral, the Purchased Claim Participation Agreement or the Term Loan and Note Participation.

         7. Survival of Agreements, Etc. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Liquidator or the Purchaser in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the Closing, and shall continue to be binding on the party making such agreement, representation or warranty, notwithstanding any investigation at any time made by the Purchaser, the Liquidator, the purchase of the UCIC Shares by the Purchaser, the purchase of the Purchased Claim Participation Agreement, or the Term Loan and Note Participation by the Purchaser, or the completion of the Closing hereunder.

         8. Notices, Etc. All notices and other communications hereunder shall be in writing and shall be deemed given (i) if personally delivered, on the date of delivery if such day is a business day or on the first business day after the date of delivery if the delivery date is not a business day; (ii) if given by regular or certified mail, return receipt requested, postage prepaid, on the earlier of the date received or the third business day after the date mailed; or (iii) if given by overnight courier, on the next business day after the date such notice is sent; or (iv) if given by facsimile, on the date receipt of such notice is confirmed. All notices shall be addressed as follows:


         To Purchaser:
         ------------

                  First Albany Companies, Inc.
                  30 South Pearl Street
                  Albany, New York  12207

                  Fax No.: (518) 447-8068


         With a copy to:

                  Michael Whiteman, Esq.
                  Whiteman Osterman & Hanna
                  One Commerce Plaza
                  Albany, New York 12260
                  Fax No.: 518-487-7777


         To Liquidator:
         -------------

                  The New York State Liquidator of Insurance as Liquidator of United Community Insurance
                  Company:

                  Dino Venuto, Esq.
                  Attorney for the Liquidator
                  New York State Insurance
                  Department Liquidation Bureau
                  123 William Street
                  New York, NY  10038

         With a copy to:

                  Lowenthal, Landau, Fischer & Bring
                  250 Park Avenue

                  New York, New York  10177
                  Attention:  Jeffrey A. Moerdler, Esq.


or to such other address, or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

         9. Miscellaneous. This Agreement shall be binding upon and inure to the benefit of and be enforceable by and against the respective successors and assigns of the parties hereto, whether so expressed or not. Purchaser may assign its rights and obligations under this Agreement to one or more of its Affiliates. This Agreement embodies the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflict or choice of law rules. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement is not transferable or assignable by the Purchaser, except to its Affiliates and except as may be provided herein.

         10. Confidentiality. Both parties agree that this Agreement shall remain confidential until the earlier to occur of the restructuring of the Purchased Claim Participation Agreement or the Term Loan and Note Participation or November 1, 1996.

         IN WITNESS WHEREOF, the Purchaser and the Liquidator have executed this Stock and Debt Purchase Agreement on this 12th day of April, 1996.

                           First Albany Companies, Inc.


                           By:  /s/ Alan Goldberg
                           Name: _____________________
                           Title: _____________________


                           Superintendent of Insurance
                           of the State of New York as
                           Liquidator of United Community
                           Insurance Company:


                           By:  /s/ Andrew A. Alberti
                           Name: ______________________
                           Title: _____________________

                                                                      Exhibit A


PRESENT:

         HON. FRANK B. WILLIAMS
                                     Justice

STATE OF NEW YORK
SUPREME  COURT COUNTY OF  SCHENECTADY
- - - - - - - - - - - - - - - - - - - - - x
In the matter of the Application of
                                        :
SALVATORE R. CURIALE, as
Superintendent of Insurance of the      :    ORDER OF LIQUIDATION
State of New York, for an order to
take possession of and liquidate the    :
business and affairs and dissolve
                                        :    Index No. 94-1270
UNITED COMMUNITY INSURANCE COMPANY
                                        :

- - - - - - - - - - - - - - - - - - - - - x



                  Upon reading and filing the petition heretofore served by Salvatore R. Curiale, made in his capacity as Superintendent of Insurance of the State of New York, duly verified the 3rd day of August, 1994, for an order directing the Superintendent of Insurance to take possession of the property of UNITED COMMUNITY INSURANCE COMPANY (hereinafter referred to as "UNITED") and to liquidate the business and affairs and dissolve the corporate charter of UNITED pursuant to Article 74 of the Insurance Law of the State of New York, and upon the annexed unanimous consent of United's shareholder, dated the 9th day of November, 1995, and it appearing to my satisfaction that UNITED was incorporated on February 28, 1967 under the laws of the State of New York and began business as a stock property/casualty insurer known as URBAN COMMUNITY INSURANCE COMPANY, that the name was changed to

UNITED COMMUNITY INSURANCE COMPANY on February 12, 1982; that, the principal place of business of UNITED is located in Schenectady County, New York; that it is amenable to the Insurance Laws of the State of New York and particularly to
Article 74 thereof; that it is not prudent to reinsure in whole or in part the existing policy obligations of UNITED pursuant to ss. 7405(c) of the Insurance Law; that it should be dissolved and its corporate charter annulled and forfeited; that UNITED is insolvent; that on the 9th day of November, 1995, UNITED consented to the entry of an Order of Liquidation, with notice to it; that it is in the best interests of policyholders and other creditors of UNITED that this application be granted and UNITED be liquidated under and pursuant to
Article 74 ss. 7402(a), (c) and (l) of the Insurance Law; and petitioner having appeared by Hon. DENNIS VACCO, Attorney General of the State of New York,

                  NOW on motion of Hon. DENNIS VACCO, Attorney General of the State of New York, it is

                  ORDERED, that the petition of the Superintendent of Insurance of the State of New York is granted, and it is further

                  ORDERED, that EDWARD J. MUHL, the Superintendent of Insurance of the State of New York or any successor in office as Superintendent (hereinafter referred to as "Superintendent") is hereby appointed Liquidator of UNITED, and is hereby authorized and directed forthwith to take possession of the property and liquidate the business and affairs of UNITED pursuant to Article

74 of the Insurance Law and to deal with the property and business affairs of UNITED in his name as Superintendent, and is vested with title to all of the property, contracts and rights of action of UNITED pursuant to ss. 7405 of the Insurance Law, and it is further

                  ORDERED, that the Superintendent pursuant to ss. 7433(b)(2) of the Insurance Law shall make a list of all persons whose names appear on the books and records of UNITED as policyholders or claimants and said listed persons shall be deemed to have duly filed a proof of claim prior to the last date set for filing claims and the Superintendent is relieved of notifying, pursuant to ss. 7432(b), those persons whose names appear on said list, and it is further

                  ORDERED, that all persons who may have claims against UNITED and whose names do not appear on the books and records of UNITED as policyholders or claimants, shall present proof of claim to the Superintendent, as Liquidator, within four months from the date of the entry of this Order, and it is further

                  ORDERED, that the notice of liquidation be given by publication in the Daily Gazette published in Schenectady, New York, and circulated in Albany, New York, and by publication in the Journal of Commerce, commencing three weeks from the date of entry of this order once a week for two successive weeks, and it is further

                  ORDERED, that notice of liquidation be given by publication in one newspaper in the capital cities of each state in the United States wherein UNITED is licensed to do business, once a week for two successive weeks within the period allowed for the filing of claims, the newspaper to be selected by the Liquidator in his discretion, and it is further

                  ORDERED, that the notice prescribed is sufficient notice to all persons interested in the assets of UNITED; and it is further

                  ORDERED, that in the event one or more Insurance Departments and/or Guaranty Funds or Associations of foreign States that have adopted the Uniform Insurers Liquidation Act in which UNITED was licensed to do business, desire to give formal notice to policyholders and creditors in their respective State Insurance Departments or Guaranty Fund or Association, the Superintendent, as Liquidator, may permit the giving of such notice as he in his discretion may find desirable, and it is further

                  ORDERED, that all outstanding policy and other insurance obligations, if any, as well as surety bonds and obligations thereunder of UNITED terminate and all liability thereunder cease and be fixed as of 12:01 A.M., 30 days after the entry of this Order, or prior thereto upon the procurement by policyholders of new insurance covering the risks insured thereby, as well as procurement by principals of new surety bonds covering the obligations thereunder and notice thereof shall be given above as herein above set forth, and it is further

                  ORDERED, that all other subsisting contracts, individual labor or employment contracts, and other obligations of UNITED and all liability thereunder cease and be fixed as of the date of the entry of this Order, and it is further

                  ORDERED, that all leases and tax-sharing agreements of UNITED and all liability thereunder shall cease and be fixed in the discretion of the Superintendent, as Liquidator, upon the date of delivery of written notice of cancellation thereof, or upon the effective date of cancellation contained therein, by delivery of such notice to any party affected thereby, and it is further

                  ORDERED, that the Superintendent, as Liquidator, is relieved of the provisions set forth in ss. 7405(c) of the Insurance Law, to wit: to reinsure in whole or in part the policy obligations of UNITED, and it is further

                  ORDERED, that EDWARD J. MUHL, the Superintendent or any successor in office as Superintendent, is hereby authorized, permitted and allowed to sell, assign and transfer any and all real and personal property, stocks, bonds and securities in his possession or which may hereafter come into his possession belonging to UNITED, in liquidation, at market price or better, or when there is no market price, at the best price obtainable, at private sale and at such times and upon such terms and conditions as in his discretion he deems for the best interests of the creditors of UNITED, and that he be authorized, permitted and allowed to take such steps and to make and execute such agreements and other papers as may be necessary to effect and carry out such sales, transfers and assignments, and it is further

                  ORDERED, that UNITED, its officers, directors, depositories, trustees, policyholders, agents and employees and all other persons having any property or records belonging to UNITED, are hereby directed to assign, transfer and deliver to the Superintendent, as Liquidator, all of such property in whomsoever the same may be, and that any persons, firms or corporations having any books, papers or records relating to the business of said corporation shall preserve the same and submit them to the Superintendent, as Liquidator, for examination at all reasonable times, and it is further

                  ORDERED, that the officers, directors, trustees, depositories, policyholders, agents and employees of UNITED and all other persons are enjoined and restrained from the further transaction of business or from dealing with or disposing of the property or assets of said corporation, or doing or permitting to be done any act or thing which might waste its property or assets or allow or suffer the obtaining of preferences, judgments, attachments or other liens, or the making of any levy against said corporation, or its estate while in the possession and control of the Superintendent, as Liquidator, and it is further

                  ORDERED, that the officers, directors, trustees, depositories, policyholders, agents and employees of UNITED and all other persons, including but not limited to claimants, plaintiffs and petitioners who have claims against UNITED, are permanently enjoined and restrained from bringing or further prosecuting any action at law, suit in equity, special or other proceeding against the said corporation or its estate, or the Superintendent and his successors in office, as Liquidator thereof, or from making or executing any levy upon the property or estate of said corporation, or from in any way interfering with the Superintendent, or any successor in office, in his possession or in the discharge of his duties as Liquidator thereof, or in the liquidation of the business of said corporation as well as the Superintendent of Insurance as Administrator of the Article 76 of the Insurance Law Property/Casualty Security Funds, and ss. 107 of the Workers' Compensation Security Fund insofar as they apply to policyholders and claimants of UNITED, and it is further

                  ORDERED,  that all  parties to law suits in this State and all other states and territories of the United States, are hereby enjoined and restrained from proceeding with any trial, application for judgment or proceeding on judgments or settlements in such actions at law, suits in equity, special or other proceedings in which UNITED is obligated to defend a party insured or any other person it is legally obligated to defend by virtue of its insurance contract and any and all actions being defended by a primary or other underlying insurer where such primary or underlying insurer has tendered or offered its full policy limits or where said policy limits have been exhausted by payment of the underlying insurer's aggregate and UNITED is the next excess of umbrella layer of insurance for a period of 120 days from the date hereof, and it is further

                  ORDERED, that those persons who may have first party or New York Comprehensive Automobile Insurance Reparations Act (No-Fault) policyholder loss claims against UNITED coming within the purview of Article 76 of the Insurance Law, are enjoined for 30 days from the date hereof from presenting and filing such formal claims in this proceeding pursuant to ss. 7432 of the Insurance Law, and it is further

                  ORDERED, that the corporate charter of said UNITED be and the same hereby is delivered, forfeited and surrendered to the Superintendent as Liquidator and the same corporate charter shall be annulled and the said UNITED dissolved upon submission by the Superintendent as Liquidator to the Court without notice of an order providing for such dissolution, and it is further

                  ORDERED, that all further papers in this proceeding shall bear the caption and be entitled:

"SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF SCHENECTADY

                       In the Matter of the Liquidation of
                       UNITED COMMUNITY INSURANCE COMPANY"

in place and stead of the caption as heretofore used, and it is further

                  ORDERED, that the Superintendent, as Liquidator, may at any time make further application for such further and different relief as he sees fit.

E N T E R

                                /s/ Frank B. Williams
                             JUSTICE OF THE SUPREME COURT

Signed at Saratoga Springs
Nov. 9 1995

                CERTIFICATE OF UNANIMOUS CONSENT OF SHAREHOLDERS
                ------------------------------------------------

                  The undersigned, upon resolution made November 9, 1995, of the Board of Directors of Lawrence Insurance Group, Inc., the sole shareholder of United Community Insurance Company ("UCIC"), does hereby certify the unanimous consent of the shareholder of UCIC to the liquidation of the business and affairs and dissolution of UCIC and to the entry of an order to that effect. November 9, 1995

                                        /s/
                                        By:  _____________, an Officer

                         LAWRENCE INSURANCE GROUP, INC.
                         ------------------------------

                                   RESOLUTION


                  Upon motion duly made by Miles Knorr and seconded by Kevin D. Harkness, after discussion, it was

                  Resolved that the Board of Directors of Lawrence Insurance Group, Inc. does hereby consent to the order of liquidation of United Community Insurance Company dated the 9th day of November, 1995, and authorize this consent to be affixed to such order, and it further authorizes Albert W. Lawrence to execute such other documents as are necessary to implement such consent.

                                  CERTIFICATION
                                  -------------

                  I, Barbara C. Lawrence, the Secretary of Lawrence Insurance Group, Inc., do hereby certify that the above resolution was adopted by a majority of the members of the Board of Directors of Lawrence Insurance Group, Inc., at a meeting thereof held on the 9th day of November, 1995 at which a quorum was present, and that it has not been amended or rescinded.

                                         /s/ Barbara C. Lawrence
                                       BARBARA C. LAWRENCE
                                       Secretary

                                                               Index No. 94-1270
                                                              SCHENECTADY COUNTY

                                [N.Y. STATE SEAL]
                                STATE OF NEW YORK
                              INSURANCE DEPARTMENT
                                160 WEST BROADWAY
GEORGE E. PATAKI             NEW YORK, NEW YORK 10013             EDWARD J. MUHL
     Governor                                                     Superintendent
                                                                   of Insurance


                  I, EDWARD J. MUHL, Superintendent of Insurance of the State of New York, pursuant to law and an order of the Supreme Court made in the matter of an application by the Superintendent of Insurance to take possession of the property and liquidate the business of


                       UNITED COMMUNITY INSURANCE COMPANY


said order bearing date the 9th day of November, 1995 and having been entered the 10th day of November, 1995 do hereby appoint


                                ANDREW A. ALBERTI


as my Agent to take possession of the property and liquidate the business of the said


                       UNITED COMMUNITY INSURANCE COMPANY

                                                                       Exhibit B


              MECHANICAL TECHNOLOGY INCORPORATED IRREVOCABLE PROXY

         The undersigned agrees to, and hereby grants to First Albany Companies, Inc. ("First Albany"), and any representatives thereof, an irrevocable proxy pursuant to the provisions of Section 609 of the New York Business Corporation Law, to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock (the "Stock") of Mechanical Technology Incorporated (the "Corporation") now owned or hereafter acquired by the undersigned as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a New York corporation in connection with the election of directors of the Corporation and as to any other matters on which the undersigned might be able to vote as a shareholder of the Corporation. The undersigned hereby affirms that this proxy is given as a condition of entering into that Certain Agreement to Purchase Stock and Debt, dated as of April 12, 1996 ("Purchase Agreement"), among the New York State Superintendent of Insurance as Liquidator of United Community Insurance Company ("UCIC"), UCIC and First Albany and as such is coupled with an interest and is irrevocable. It is further understood by the undersigned that this proxy may be exercised by First Albany and any representatives thereof for the period beginning the date hereof and ending on the day immediately proceeding the Corporation's 1997 annual stockholder's meeting, unless sooner terminated in accordance with the provisions of said Purchase Agreement.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

         Dated this _____ day of April, 1996


                                       UNITED COMMUNITY INSURANCE COMPANY




                                       BY:

                                       NEW YORK STATE SUPERINTENDENT OF
                                       INSURANCE AS LIQUIDATOR OF
                                       UNITED COMMUNITY INSURANCE COMPANY




                                       BY:

                                                                    Exhibit I

                                                                 EXECUTION COPY


            The Superintendent of Insurance of the State of New York
                                as Liquidator of
                       United Community Insurance Company
                               431 New Karner Road
                                 P.O. Box 15093
                           Albany, New York 12212-5098




                                    May 7, 1996


First Albany Companies, Inc.
30 South Pearl Street
Albany, NY 12207


Gentlemen:

         This letter agreement ("Participation Agreement") sets forth the understanding and agreement between The Superintendent of Insurance of the State of New York, as Liquidator of United Community Insurance Company (the "Liquidator"), First Albany Companies, Inc. (the "Participant") and First Albany Companies, Inc., as limited agent for the express purpose of this Participation Agreement, as provided herein (the "Limited Agent") with respect to the purchase by the Participant, on the terms and subject to the conditions contained herein, of a participation interest in and to the Term Loan (as hereinafter defined). As used herein, the term Security Agreement shall mean that certain Term Loan and Security Agreement entered into on December 21, 1993 between First Commercial Credit Corp., a New York corporation ("FCCC"), and United Community Insurance Company ("UCIC"), whereby UCIC extended a loan to FCCC in the original principal amount of Five Million and 00/100 Dollars ($5,000,000.00) (the "Term Loan") evidenced by a Term Note (the "Term Note"), having an outstanding principal balance as of the date hereof of Five Million and 00/100 Dollars
($5,000,000.00). FCCC's obligations under the Term Note are secured or guaranteed, as the case may be, by a perfected security interest in FCCC's accounts, inventory, general intangibles, chattel paper, cash equivalents, documents and instruments, whether or not specifically assigned, including without limitation, all notes receivable as well as the Guaranteed Claim Participation Agreement, the Modification Agreement, the Settlement Agreement and the MTI Collateral, in each case as hereinafter defined) (all of the foregoing, collectively, the "Collateral"). The rights of Liquidator in the Security Agreement were granted pursuant to an Order of Liquidation of UCIC (the "Order") entered in the Supreme Court of the State of New York, Schenectady County. Terms which are capitalized and not otherwise defined in the text herein shall have the meanings ascribed to such terms in Section 1 below.

         In consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Liquidator hereby sells to the Participant, and the Participant hereby purchases from the Liquidator, either (1) all Liquidator's right, title and interest in and to that portion of the Term Loan secured by the MTI Collateral (the "MTI Participation"), or (2) if Purchaser notifies Liquidator that it is unable to enforce or restructure the MTI Collateral to its satisfaction, then an undivided fractional interest in the Term Loan to the extent of the ratio that Three Million and 00/100 Dollars ($3,000,000) bears to the unpaid principal amount of the outstanding Term Loan (the "Aggregate Participation"; the MTI Participation and the Aggregate Participation are, collectively, the "Participation"). If the Purchaser elects the MTI
Participation, Purchaser shall be entitled to receive from Liquidator any payments or proceeds received by Liquidator of installment of principal, participation payments, accrued interest, or other payments or proceeds directly related to payments made by MTI to FCCC, UCIC or Liquidator, or the MTI Collateral solely in connection with MTI's obligations under the Guaranteed
Claim Participation Agreement; Purchaser shall not be entitled to any other payments or proceeds. If Purchaser elects the Aggregate Participation, the total aggregate dollar amount of the Participation shall be reduced from time to time through application of payments of installments of principal on the Term Loan received by the Liquidator or from proceeds of Collateral, as more particularly set forth herein.

         The sale and purchase of said Participation shall be upon the following express terms and conditions:

         1.       Definitions.

                  "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

                  "Aggregate Participation" shall have the meaning set forth in the second introductory paragraph of this Agreement.

                  "Collateral"   shall  have  the   meaning  set  forth  in  the
introductory paragraph of this Agreement.

                  "Control" means the possession, directly or indirectly, of the power, whether or not exercised, to direct or cause the direction of the management and policies of any corporation, partnership, trust, organization, association, governmental body or agency, or other entity, whether through ownership of voting securities, by contract or otherwise.

                  "Corporation" means Mechanical Technology Incorporated, a New York corporation.

                  "FCCC" shall have the meaning set forth in the introductory paragraph of this Agreement.

                  "Guaranteed Claim Participation Agreement" means the Claim Participation Agreement dated December 21, 1993 among FCCC, UTE and the Corporation, whereby FCCC used Three Million Dollars and 00/100 ($3,000,000.00) from the proceeds of the Term Loan to purchase the right to participate in the proceeds of a certified claim held by UTE against the Department of the Air Force, Aeronautical Systems Division, under Contract No. F08635-90-C- 0196, in the total amount of Seven Million Nine Hundred Seventy-One Thousand Three Hundred Fifty-One Dollars and 00/100 ($7,971,351.00), and in exchange UTE agreed to repay FCCC Three Million Dollars and 00/100 ($3,000,000.00), plus certain participation payments, to be secured by the corporate guarantee of the Corporation (as parent of UTE) as amended by the Settlement Agreement, and as otherwise amended from time to time.

                  "LIG" means the Lawrence Insurance Group, Inc., a New York corporation.

                  "Limited Agent" shall have the meaning set forth in the introductory paragraph of this Agreement.

                  "Liquidator"   shall  have  the   meaning  set  forth  in  the
introductory paragraph of this Agreement.

                  "Modification Agreement" means the modification of the Guaranteed Claim Participation Agreement, dated December 14, 1994, whereby the calculation of certain amounts due FCCC were reduced in exchange for the Corporation's agreement to make certain payments to FCCC.

                  "MTI  Collateral"  means  the   Corporation's   guarantee  and
obligations pursuant to the Guaranteed Claim Participation Agreement.

                  "Order" shall have the meaning set forth in the introductory paragraph of this Agreement.

                  "Participant"   shall  have  the  meaning  set  forth  in  the
introductory paragraph of this Agreement.

                  "Participation" shall have the meaning set forth in the second paragraph of this Agreement.

                  "Participation Agreement" means this Participation Agreement, as the same may be amended, modified, supplemented or restated from time to time.

                  "Person" means an individual, partnership, corporation, trust, organization, association, governmental body or agency, or other entity.

                  "Purchase   Agreement"  means  the  Stock  and  Debt  Purchase
Agreement dated as of April 12, 1996 between the Liquidator, as seller and the Participant, as purchaser.

                  "Security Agreement" shall have the meaning set forth in the introductory paragraph of this Agreement.

                  "Settlement Agreement" means the settlement, approved by the Bankruptcy Court on August 18, 1995, among FCCC, UTE and the Corporation whereby UTE paid FCCC certain amounts in settlement of all of its obligations under the Guaranteed Claim Participation Agreement, as modified, and FCCC and the Corporation restructured the remaining obligations under the Guaranteed Claim Participation Agreement, as modified, to make the Corporation a direct obligor, reduce the interest rate, provide for the accrual of certain interest payments and to extend the repayment date.

                  "Subsidiary" means with respect to any corporation, partnership, trust, organization, association, governmental body or agency, or other entity, any other corporation, partnership, trust, organization, association, governmental body or agency, or other entity, directly or indirectly controlled by such corporation, partnership, trust, organization, association, governmental body or agency, or other entity.

                  "Term   Loan"   shall  have  the  meaning  set  forth  in  the
introductory paragraph of this Agreement.

                  "Term   Note"   shall  have  the  meaning  set  forth  in  the
introductory paragraph of this Agreement.

                  "UCIC" shall have the meaning set forth in the introductory paragraph of this Agreement.

                  "UTE" shall mean United Telecontrol Electronics, Inc., a New Jersey corporation.

         2. The Participation. Upon the closing of the transaction contemplated under the Purchase Agreement, this Participation Agreement, as executed, shall become effective and as so executed, amended and supplemented from time to time, shall evidence the consummation of the Participation, and no other form of evidence thereof, including any participation certificate, shall be necessary.

         3. Settlements and Accountings. Upon Participant's request for same, Liquidator shall render to Participant, after the end of any month during which such request shall have been made, a summary statement of the Term Loan for such month (such month being hereinafter referred to as a "Settlement Period"). Unless either party hereto gives the other party at least five (5) business days prior written notice to the contrary, all funds remitted by Liquidator to Participant hereunder, and all funds remitted by Participant to Liquidator hereunder, shall be sent by wire transfer to each party's respective account as set forth in Section 12 hereof. Liquidator agrees to mark its books and records each Settlement Period to show at all times the dollar amount of the Participation in the outstanding Term Loan. Participant agrees that it shall have no right to transfer all or any part of the Participation to others without Liquidator's prior written consent, which consent shall not be unreasonably withheld.

         4. Participation in all Benefits, Payments and Security. Except as otherwise provided in Section 5 hereof, as a participant in the Term Loan, Participant shall also participate (in the same ratio as provided above) in any and all benefits from and payments and recoveries received by Liquidator or the Limited Agent from FCCC or others, whether pursuant to the Security Agreement, the Guaranteed Claim Participation Agreement or otherwise, and all proceeds thereof, and Participant shall also share in and have the benefit of the MTI Collateral, guarantees and other claims which Liquidator may now have, or from time to time may receive in connection with the Security Agreement, or the Guaranteed Claim Participation Agreement, and all proceeds thereof, in the same elected interest, percentage or ratio. It is agreed that Participant shall look only to FCCC and to the collection of accounts receivable and other collateral guarantees and claims for the payment of indebtedness owing in respect of the Term Loan.

         5. Participation in Recoveries. All monies and other recoveries received on and after the date hereof by the Liquidator or the Limited Agent in respect of the Term Loan or the Collateral shall be applied in the following order:

         (a) In the event the Limited Agent restructures the MTI Collateral as provided herein (assuming Participant has elected the MTI Participation), any amounts paid by MTI shall be paid to Participant;

         (b) If the Participant elects the Aggregate Participation, to the unpaid principal amount of the Term Loan and to accrued interest payable on account of the Term Loan, divided between Liquidator and Participant in the proportion of their respective interests in the Term Loan, as the same is determined in accordance with the second introductory paragraph hereof, until Liquidator's and Participant's interests therein are repaid in full;

         (c) Any surplus, to the extent that Liquidator and Participant are not legally or equitably obligated to refund the same to FCCC or to make any other disposition thereof, shall be applied to any other indebtedness which may be owing from FCCC to either Liquidator or Participant, and in the event that FCCC shall have such other indebtedness to both Liquidator and Participant, then such surplus shall be divided between Liquidator and Participant in the ratio of their respective interests.

         6. Enforcement. (A) Except as otherwise provided in Paragraph (B) below, Liquidator shall have the exclusive right in its name alone to carry out the provisions of the Security Agreement, to enforce and collect the Term Loan made thereunder, and to exercise and enforce all rights and privileges accruing to it by reason of said Security Agreement and any other agreements, Collateral, guarantees or claims given to it in connection therewith, all in its sole discretion and in the exercise of its business judgment. Liquidator shall handle all transactions relating to the Security Agreement in accordance with its usual practices in the ordinary course of business and shall adhere to the same standards of conduct as would be the case if all payments on the Term Loan were to be made exclusively to Liquidator. Liquidator has not made and does not make any warranties, express or implied, nor does it assume any liability to Participant with respect to: (a) the present or future solvency or financial worth of FCCC or obligors under any instruments of guarantee; (b) the enforcement, validity, value or collectibility of: the Term Loan or any Collateral or guarantee which may have been granted to UCIC in connection with the Security Agreement; or (c) FCCC's title or right to transfer, assign or pledge Collateral to the Liquidator. Liquidator shall not be liable to Participant for any action or failure to act or any error of judgment, negligence, or mistake, or oversight whatsoever on the part of Liquidator or any of its agents, officers, employees, attorneys, successors or assigns with respect to any transactions relating to the Security Agreement or Collateral or guarantees therefor, provided Liquidator has acted in good faith and has not been adjudged liable of any gross negligence or willful misconduct.

                  (B) The Liquidator hereby appoints Limited Agent to act as agent on behalf of Liquidator in accordance with the terms provided herein. Limited Agent shall have the sole and absolute right to exercise all of Liquidator's rights by and on behalf of UCIC with respect to FCCC, the Term Loan, any guaranty thereof and the Collateral, to the extent of Liquidator's interest therein, for a period to commence upon the effectiveness of this Participation Agreement and to expire on the first to occur of (x) notice by Participant to Liquidator that Participant has enforced, restructured or otherwise collected upon the MTI Collateral, to Participant's satisfaction, (y) if the Superintendent of Insurance of the State of New York, as Regulator of Insurance in the State of New York (or any local, state or federal regulator or governmental authority) takes any action against or with respect to LIG (or any Affiliate or Subsidiary thereof), which the Liquidator deems, in his sole discretion, to affect, directly or indirectly, the Term Loan, the $1.75 million loan from FCCC to A.W. Lawrence and Company, Inc., or the transactions related thereto, then upon notice by the Liquidator of such occurrence to the Participant, or (z) November 1, 1996; provided, however, that Liquidator agrees that it shall at all times cooperate fully with Participant in any attempts by Participant to enforce, restructure or otherwise collect upon the MTI Collateral. Thereafter, all such rights of Limited Agent shall be extinguished, and Liquidator shall have the rights of enforcement as provided in Paragraph (A) above.

         7. Events of Default; Restrictions on Changes in Fundamental Terms of Security Agreement. The parties acknowledge that an event of default currently exists under the Security Agreement, that the outstanding principal balance of the Term Loan equals $5,000,000.00 and that no payments of principal of or interest on the Term Loan have been made or are being made currently thereon. In addition, and notwithstanding the provisions of Paragraph 6 above and except as required by court order or operation of law, Liquidator agrees that it will promptly notify Participant in writing upon Liquidator's receipt of actual knowledge of any event of default under the Security Agreement (in the event the existing default has been cured and a subsequent default occurs), and Liquidator further agrees that it will not, without the written consent of Participant, which consent shall not be unreasonably withheld or delayed: (i) reduce the amount owing by FCCC under the Security Agreement by a forgiveness of debt, (ii) decrease the per annum interest rate payable by FCCC as set forth in the Security Agreement, (iii) execute any release of Liquidator's security interest in any Collateral, except for releases relating to dispositions of Collateral permitted by the Security Agreement, or in the ordinary course of FCCC's business, (iv) amend the Security Agreement so as to alter the terms of repayment of the Term Loan or (v) release any guarantor of the Term Loan or the Collateral. Notwithstanding anything to the contrary contained in the previous sentence, during any period in which any proceeding (whether voluntary or involuntary) under any bankruptcy, insolvency, reorganization, or other similar law is in effect regarding FCCC, or any person or entity controlling or under common control with FCCC. Participant hereby acknowledges that Liquidator shall have the ability, without obtaining the consent of Participant, to follow and perform any orders of a bankruptcy court or other court before which such proceeding is pending and/or do what Liquidator deems necessary, solely in the exercise of its commercially reasonable judgment, to deal with FCCC, to administer the Term Loan, or to protect and preserve (or if need be, to liquidate) the Collateral, for the benefit of the Liquidator and its participants; provided, that Liquidator shall consult with Participant prior to taking or omitting to take any action with respect to the MTI Collateral, and in any event, shall give Participant notice thereof and keep Participant informed of all such developments.

         8. Collection and Legal Expenses. All out-of-pocket costs and expenses incurred by (a) Liquidator in connection with the Term Loan and in the collection of Collateral shall be borne exclusively by Liquidator, and (b) Limited Agent in connection with the Term Loan and in the collection of the Collateral shall be borne exclusively by Limited Agent. In the event that either party hereto shall be sued or threatened with suit by any receiver or trustee in bankruptcy on account of any alleged preference or voidable transfer alleged to have been received by either party hereto as the result of any transaction in respect of which Participant shall have participated with Liquidator hereunder, or in the event that any action, claim or demand of any kind shall be asserted against either party hereto directly or indirectly relating to such transaction, then in such event any moneys paid in satisfaction, or compromise of such suit, claim, action or demand and any expenses, costs and attorney's fees paid or incurred in connection therewith, shall be shared by Liquidator and Participant on a pro rata basis in accordance with the percentage of the Participation, provided that no such settlement or compromise shall be made without Participant's prior written consent, which shall not be unreasonably withheld or delayed. The provisions of this paragraph shall not apply to any suits, actions, proceedings or claims of the nature referred to herein or otherwise which are based upon or related to the repayment of, or the taking of security for, any loans or advances made by either party hereto to FCCC or other transactions with FCCC prior to the effective date of this Participation Agreement or under transactions that are not participated in; and the party making such loans or advances shall be exclusively responsible for the defense of such suits, actions, proceedings or claims and the payment of all such expenses or settlements connected therewith.

         9. Termination. Neither Liquidator nor Participant shall have any right to terminate this Participation Agreement. In the event that (a) the
Security Agreement with FCCC is at any time terminated by Liquidator or FCCC, Liquidator shall promptly notify Participant thereof or (b) the MTI Collateral is restructured in a manner acceptable to the Participant, Participant shall promptly notify Liquidator thereof, and upon the occurrence of any such event, this Participation Agreement shall automatically terminate as of the date on which the termination of the Security Agreement with FCCC or the restructuring of the MTI Collateral becomes operative or effective. Termination of this Participation Agreement as herein provided shall not affect each party's respective rights or obligations hereunder incurred prior to the effective date of such termination. Subject to the terms of Section 13 hereof, this Participation Agreement may not be assigned by either party without the consent of the other party, which consent shall not be unreasonably withheld.

         10. Independent Investigation. Participant acknowledges that it has received and reviewed all of the financial and other information that Participant believes to be necessary to enable Participant to reach an informed judgment with respect to the credit-worthiness of FCCC, the value and extent of the Collateral, and the desirability of purchasing the Participation. Liquidator acknowledges that, so long as this Participation Agreement remains in effect, Participant shall be entitled to review and copy, at reasonable times during Liquidator's normal business hours, all financial and other information relating to FCCC which Liquidator may have, other than information which constitutes privileged and/or confidential communications between Liquidator and its counsel, or between Liquidator and FCCC, or other provider of such information. Participant specifically acknowledges that, independently and without reliance upon any representations of Liquidator, and based on the financial information of FCCC previously delivered to Participant and such other documents and information as Participant deemed appropriate, Participant has made and relied upon its own credit analysis and judgment to execute this Participation Agreement and purchase the Participation. Participant also acknowledges that, independently and without reliance upon Liquidator, and based on such documents and information as Participant deems appropriate at the time, Participant will continue to make and rely upon it own credit decisions in taking or not taking action pursuant to this Participation Agreement, including the purchase of the Participation.

         11. Documents; Copies of Notices to FCCC. Participant acknowledges that it has received and reviewed a copy of the Security Agreement as executed. Liquidator shall hold copies of the Security Agreement and related documents at its offices at 431 New Karner Road, P.O. Box 15093, Albany, New York 12212-5098. Upon written notice from Participant, Liquidator will permit Participant's limited agents, at reasonable times during business hours, to examine such copies of the Security Agreement and related documents and Liquidator's books and records relating to the Term Loan. Upon Participant's request, Liquidator will furnish to Participant copies of such documents and agreements relating to the Term Loan as Liquidator may have in its possession. In addition, Liquidator shall furnish promptly to Participant copies of all amendments, consents, waivers of default and notices of default which Liquidator sends to FCCC, and any and all notices, financial reports and any material documents received by Liquidator from FCCC, and, upon request of Participant, any other documents received by Liquidator from FCCC.

         12. Notices; Payment and Wiring Instructions. All notices hereunder shall be sent by registered mail, telecopy, or facsimile transmission, at the respective addresses of the Lender and the Participant set forth below, or to such other address as either party hereto from time to time may designate by written notice to the other party. If any notice is sent by mail such notice shall be deemed to have been given three (3) business days after posting. All payments and settlements hereunder shall be made without setoff, reduction or counterclaim, and shall be sent by wire transfer as set forth below (or otherwise in accordance with written instructions as designated by either party from time to time):

         (a)      Notices sent to Liquidator:

                  Superintendent of Insurance of the State of New York, as Liquidator of United Community Insurance Company
                  Dino Venuto, Esq.
                  Attorney for the Liquidator
                  State of New York Insurance Department Liquidation Bureau 123 William Street
                  New York, NY 10038
                  Tel. No. (212) 341-6720
                  Fax. No. (212) 608-3398

                  with a copy to:

                  Lowenthal, Landau, Fischer & Bring, P.C.
                  250 Park Avenue
                  10th Floor
                  New York, NY 10177
                  Attn: Jeffrey A. Moerdler, Esq.
                  Tel. No. (212) 986-1116
                  Fax. No. (212) 986-0604

         (b)      Notices sent to Participant:

                  First Albany Companies, Inc.
                  30 South Pearl Street
                  Albany, NY 12207
                  Tel. No.
                  Fax. No. (518) 447-8068

                  with a copy to:

                  Whiteman Osterman and Hanna
                  One Commerce Plaza
                  Albany, NY 12260
                  Attn: Michael Whiteman, Esq.
                  Tel. No. (518) 487-7600
                  Fax. No. (518) 487-7777

         (c)      Wires sent to Liquidator:

                  Wire to:  Chemical Bank, New York, New York
                  ABA #:  021 000 128
                  To Benefit:  United Community Insurance Company
                  For A/C #:  573 020 795

         (d)      Wires sent to Participant:

                  Wire to:  Chemical Bank, New York, New York
                  ABA#:     021 000 128
                  To Benefit: First Albany Corporation
                  For A/C #: 066 002 044
                  For the Account of: First Albany Companies, Inc.

         13.      Miscellaneous.   Liquidator   warrants  and  represents   that
Liquidator is the sole owner of the Term Loan, and has duly authorized the sale of the Participation to the Participant.


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                                      -11-



Participant warrants and represents that it has duly authorized the purchase of the Participation from Liquidator. This Participation Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter contained herein, can be changed only by a writing signed by the parties hereto, and shall bind and benefit such parties and their respective successors and assigns. Liquidator's failure or delay to exercise any right hereunder shall not constitute a waiver thereof nor bar it from exercising any of its rights at any time. The validity, interpretation and enforcement of this Participation Agreement shall be governed by the laws of the State of New York, without reference to its choice of law principles. It is the express intent of the parties hereto that the Participation shall be construed as a commercial transaction between them and shall not be construed in any manner as an investment or "security", as defined under applicable federal or state securities law, and that Liquidator shall in no event be deemed to be Participant's agent, or owe any fiduciary duty whatsoever to Participant.

                  If the foregoing is acceptable to you, please sign in the space provided below, whereupon this shall become a binding Participation Agreement, and return a copy of same to us for our files.

                                  SUPERINTENDENT OF INSURANCE
                                  OF THE STATE OF NEW YORK,
                                  AS LIQUIDATOR OF
                                  UNITED COMMUNITY INSURANCE COMPANY



                                  By: /s/ ANDREW A. ALBERTI
                                         Name:   Andrew A. Alberti
                                         Title:  As Agent for the Superintendent



ACCEPTED AND AGREED TO AS OF
THIS 7TH DAY OF MAY, 1996

FIRST ALBANY COMPANIES, INC.



By:/s/ George C. McNamee
      Name:
      Title:

FIRST ALBANY COMPANIES, INC., as Limited Agent



By:/s/ George C. McNamee
      Name:
      Title:

                                                                      Exhibit J


              MECHANICAL TECHNOLOGY INCORPORATED IRREVOCABLE PROXY

                  The undersigned agrees to, and hereby grants to First Albany Companies, Inc. ("First Albany"), and any representatives thereof, an irrevocable proxy pursuant to the provisions of Section 609 of the New York Business Corporation Law, to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock (the "Stock") of Mechanical Technology Incorporated (the "Corporation") now owned by the undersigned, fully and to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a New York Corporation in connection with the election of directors of the Corporation and as to any other matters on which the undersigned might be able to vote as a shareholder of the Corporation. The undersigned hereby affirms that this proxy is given as a condition to closing the transactions contemplated under that certain Agreement for the Purchase of Stock and Debt, dated as of April 12, 1996 ("Purchase Agreement"), between the Superintendent of Insurance of the State of New York as Liquidator of United Community Insurance Company, and First Albany, and as such is coupled with an interest and is irrevocable. It is further understood by the undersigned that this proxy may be exercised by First Albany and any representatives thereof for the period beginning the date hereof and ending on the day immediately preceding the Corporation's 1997 annual stockholder's meeting, unless sooner terminated in accordance with the provisions of said Purchase Agreement.

                  THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

                  Dated this 7th day of May, 1996

                                  SUPERINTENDENT OF INSURANCE OF
                                  THE STATE OF NEW YORK AS
                                  LIQUIDATOR OF UNITED COMMUNITY
                                  INSURANCE COMPANY


                                  By: /s/ Andrew A. Alberti
                                         Name:  Andrew A. Alberti
                                         Title: Agent for the Superintendent